As filed with the Securities and Exchange Commission on November 19, 2004

Registration Number 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Grey Wolf, Inc.

(Exact Name of Registrant as Specified in its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	10370 Richmond Avenue, Suite 600 Houston, Texas 77042-4136 (713) 435-6100 (Address of Principal Executive Offices)	74-2144774 (I.R.S. Employer Identification Number)

GREY WOLF, INC.
2003 INCENTIVE PLAN

(Full title of the Plan)

David W. Wehlmann
Executive Vice President and Chief Financial Officer
10370 Richmond Avenue, Suite 600
Houston, Texas 77042-4136
Telephone: (713) 435-6100
Fax: (713) 435-6171

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Nick D. Nicholas
Porter & Hedges, L.L.P.
700 Louisiana, 35th Floor
Houston, Texas 77002-2764
(713) 226-0600
Fax (713) 226-0237

CALCULATION OF REGISTRATION FEE
			Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to		Offering	Aggregate Offering		Amount of
Securities to be Registered	be Registered		Price Per Share	Price		Registration Fee

Common stock, par value $0.10 per share	7,108,845	(1)(2)(3)	$5.15 (4)	$36,610,552	(2)(4)	$4,639	(2)(4)(5)

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), also registered hereunder is an indeterminate number of shares which become issuable by reason of any stock splits, stock dividends, recapitalization or any other similar transaction affected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.
(2)	Does not include 9,891,155 shares covered by previous registration statements and included in the combined prospectus filed herewith pursuant to Rule 429. The applicable registration fees for these shares were paid in full at the time of the filing of each previous registration statement covering shares of common stock.
(3)	Also being registered are the rights to purchase shares of Series B Junior Participating Preferred Stock, which are attached to the shares of common stock registered hereby. These rights, if issued, will be issued for no additional consideration. Pursuant to Rule 457(g) under the Securities Act, no additional registration fee is required in connection with the registration of the rights.
(4)	Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of computing the registration fee, based upon the average high and low price of the common stock as reported on the American Stock Exchange on November 18, 2004.
(5)	Pursuant to Rule 457(p) under the Securities Act, $4,639 of the fee that was previously paid in respect of the 7,108,845 shares of common stock being carried forward from the registrant’s registration statement on Form S-8 (Reg. No. 333-90888) will be used to offset the registration fees for this registration statement. Accordingly, no additional payment will be made in connection with this registration statement.

     Pursuant to the provisions of Rule 429 under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement also relates to 9,891,155 shares of common stock covered by the following Registration Statements on Form S-8: 333-19027, 333-41334 and 333-90888. The registration fees with respect to the 9,891,155 shares of common stock were previously paid.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The following documents listed under this Part I and the documents incorporated by reference under Item 3 of Part II to this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, and are incorporated herein by reference.

Item 1. Plan Information

     The information required to be provided to participants pursuant to this Item is set forth in the Information Memorandum for the Grey Wolf, Inc. 2003 Incentive Plan.

Item 2. Registration Information and Employee Plan Annual Information

     The written statement required to be provided to participants pursuant to this Item is set forth in the Information Memorandums referenced in Item 1 above.

PROSPECTUS

11,687,305 Shares

GREY WOLF, INC.

COMMON STOCK

     The selling shareholders identified in this prospectus are offering up to 11,687,305 shares of our common stock which are currently issued and outstanding or are issuable by us upon exercise of options held by the selling shareholders. We are not offering any shares of our common stock for sale under this prospectus and we will not receive any of the proceeds from the sale of shares by selling shareholders under this prospectus. We will file a supplemental prospectus if required to do so by applicable securities laws to describe specific sales of shares or to identify any selling shareholders not listed in this prospectus.

     The selling shareholders may sell shares of our common stock from time to time in transactions:

•	on the exchanges or quotation systems on which our common stock may then be listed or quoted;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	any combination of the foregoing.

     Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Our common stock is traded on the American Stock Exchange under the symbol “GW.” On November 18, 2004, the last reported sale price of our common stock was $5.17 per share.

     Investing in our common stock involves risks. Consider carefully the risk factors beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus is dated November 19, 2004.

Page
Summary	2
Risk Factors	3
Where You Can Find More Information	10
Forward-Looking Statements	11
Selling Shareholders	12
Plan of Distribution	14
Legal Matters	16
Independent Registered Public Accounting Firm	16
Form of Non-Qualified Stock Option Agmt for Employees
Form of Non-Qualified Stock Option Agmt for Non-Employee Directors
Non-Qualified Stock Option Agmt for Thomas P. Richards
Opinion of Porter & Hedges, L.L.P.
Consent of KPMG LLP

     You should rely only on the information contained or incorporated by reference in this prospectus or in a prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, any accompanying prospectus, any accompanying prospectus supplement or any document incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

SUMMARY

     This prospectus describes our common stock and the general manner in which the selling stockholders may offer our common stock. We urge you to read this summary together with the information contained in other parts of this prospectus and the documents we incorporate by reference before making a decision about whether to invest in the common stock of Grey Wolf, Inc.

Our Company

     We are a leading provider of contract land drilling services in the United States with a domestic fleet of 127 rigs, of which 99 rigs are currently marketed. We currently have 13 cold stacked rigs, which can be redeployed as demand dictates, bringing our total marketed fleet to 112. In addition, we have 15 rigs that can be refurbished out of inventory as demand dictates. We conduct substantially all of our operations through our subsidiaries. Our customers are independent producers and major oil and gas companies.

     We conduct our operations primarily in markets that we believe have historically had greater utilization rates and dayrates than the average rates of all other domestic markets. Our customers use our services principally in drilling for natural gas. Natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews, such as we offer, to drill the wells. During 2003, approximately 98% of the wells that we drilled for our customers were drilled in search of natural gas.

     Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136, and our telephone number is (713) 435-6100. We maintain a website at http://www.gwdrilling.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.

The Offering

Issuer	Grey Wolf, Inc.

Common stock offered by the selling shareholders	Up to 11,687,305 shares

Use of proceeds	All of the proceeds from the sale of common stock covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the sale of the common stock covered by this prospectus.

American Stock Exchange symbol	GW

RISK FACTORS

     In considering whether to purchase our common stock, we urge you to carefully consider all the information we have included and incorporated by reference in this prospectus and any prospectus supplement. In particular, we urge you to carefully consider the risk factors described below and other information contained or incorporated by reference in this prospectus. In addition, we urge you to read “Forward-Looking Statements,” where we describe additional uncertainties associated with our business and forward-looking statements in this prospectus.

RISKS RELATED TO OUR BUSINESS

A material or extended decline in expenditures by the oil and gas industry, due to a decline or volatility in oil and gas prices, a decrease in demand for oil and gas or other factors, would reduce our revenue and income.

     As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and natural gas prices, current prices and their outlook for future prices. Low oil and natural gas prices, or the perception among oil and gas companies that prices are likely to decline, can materially and adversely affect us in many ways, including:

•	our revenues, cash flows and earnings;

•	the fair market value of our rig fleet, which in turn could trigger a writedown of the carrying value of these assets for accounting purposes;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

•	our ability to retain skilled rig personnel who we would need in the event of an increase in the demand for our services.

     Depending on the market prices of oil and natural gas, oil and gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Even during periods when prices for oil and natural gas are high, companies exploring for oil and natural gas may cancel or curtail their drilling programs for a variety of other reasons beyond our control. Any reduction in the demand for drilling services may materially erode dayrates, the prices we receive for our turnkey drilling services and the utilization rates for our rigs, any of which could adversely affect our financial results. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

•	weather conditions in the United States and elsewhere;

•	economic conditions in the United States and elsewhere;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East, Venezuela and other major producing regions;

•	governmental regulations, both domestic and foreign;

•	the pace adopted by foreign governments for exploration of their national reserves; and

•	the overall supply and demand for oil and natural gas.

An economic downturn may adversely affect our business.

     An economic downturn may cause reduced demand for petroleum-based products and natural gas. In addition, many oil and natural gas production companies often reduce or delay expenditures to reduce costs, which in turn may cause a reduction in the demand for our services during these periods. If the economic environment worsens, our business, financial condition and results of operations may be further adversely impacted.

The intense price competition and cyclical nature of our industry could have an adverse effect on our revenues and profitability.

     The contract drilling business is highly competitive with numerous industry participants. The drilling contracts we compete for are usually awarded on the basis of competitive bids. We believe pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

•	the type and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the company and the particular drilling rig;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

     While we must generally be competitive in our pricing, our competitive strategy emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective during an industry downturn as lower demand for drilling services intensifies price competition and makes it more difficult for us to compete on the basis of factors other than price.

     The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess rig supply intensify the competition in our industry and often result in rigs being idle. There are numerous competitors in each of the markets in which we compete. In all of those markets, an oversupply of rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

We face competition from competitors with greater resources.

     Some of our competitors have greater financial and human resources than do we. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs to be able to place rigs into service more quickly than us in periods of high drilling demand.

Our drilling operations involve operating risks which if not adequately insured or indemnified against could adversely affect our results of operations and financial condition.

     Our operations are subject to the usual risks inherent in the land drilling business including the risks of:

•	blowouts;

•	reservoir damage;

•	cratering;

•	fires, pollution and explosions;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

     If these events occur, they can produce substantial liabilities to us which include:

•	suspension of drilling operations;

•	damage to the environment;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life; and

•	damage to producing or potentially productive oil and natural gas formations through which we drill.

     We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating risks through insurance coverage. The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. Our insurance or indemnification arrangements may not adequately protect us against liability from all of the risks of our business. If we were to incur a significant liability for which we were not fully insured or indemnified, it could adversely affect our financial position and results of operations.

     Our cost of insurance increased significantly in 2003 compared to prior years, which we believe is consistent with the experience of most companies in our industry. When we renew our current insurance policies, the premiums we pay may again increase, which will increase our operating costs. Additionally, we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates.

Business acquisitions entail numerous risks and may disrupt our business, dilute shareholder value and distract management attention.

     As part of our business strategy, we plan to consider acquisitions of, or significant investments in, businesses and assets that are complementary to ours. Any acquisition that we complete could have a material adverse affect on our operating results and/or the price of our securities. Acquisitions, including our recent acquisition of New Patriot Drilling Corporation, involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of integrating the operations and assets of the acquired business;

•	our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with the recently adopted and pending public reporting requirements;

•	potential loss of key employees and customers of the acquired companies; and

•	an increase in our expenses and working capital requirements.

     We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity could be dilutive to our existing stockholders. Also, continued growth could divert the attention of our management and other employees from our day-to-day operations and the development of new business opportunities.

Our operations are subject to environmental laws that may expose us to liabilities for noncompliance, which may adversely affect us.

     Many aspects of our operations are subject to domestic laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

•	environmental quality;

•	pollution control; and

•	remediation of environmental contamination.

     Our operations are often conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance with applicable laws. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse effect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

We have had only two profitable years since 1991.

     We have a history of losses with only two profitable years since 1991. In 1997, we had net income of $10.2 million, and in 2001 we had net income of $68.5 million. Our ability to achieve profitability in the future will depend on many factors, but primarily on the number of days our rigs work during any period and the rates we charge our customers for them during that period. In the years in which we incurred losses those losses were primarily due to the fact that the number of days our rigs worked and the rates we were able to charge customers for the days worked generated insufficient revenue to cover our expenses in those years. In some years, we have also incurred charges for impairment of our drilling equipment assets that contributed to our losses in a year. This was the case in 2002, when we incurred a $3.5 million asset impairment charge and reported a loss of $21.5 million for the year.

Unexpected cost overruns on our turnkey and footage drilling jobs could adversely affect us.

     We have historically derived a significant portion of our revenues and operating margin from turnkey and footage drilling contracts, and we expect that they will continue to represent a significant component of our revenues. The occurrence of operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under turnkey and footage drilling contracts is substantially greater than for wells drilled on a daywork basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a daywork contract.

We have a significant amount of indebtedness and could incur additional indebtedness, which could materially and adversely affect our financial condition and results of operations and prevent us from fulfilling our obligations under our outstanding indebtedness.

     We have now and will continue to have a significant amount of indebtedness. As of the date of this prospectus, our total long-term indebtedness was approximately $275.0 million, primarily consisting of $150.0 million in principal amount of our 3.75% Contingent Convertible Notes due 2023 (the “3.75% Notes”) and $125.0 million in principal amount of our Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Notes”).

     Our substantial indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

     The terms of the 3.75% Notes and the Floating Rate Notes do not limit our ability to incur additional indebtedness, including senior indebtedness, or to grant liens on our assets. We and our subsidiaries may incur substantial additional indebtedness and liens on our assets in the future.

     The Floating Rate Notes bear interest annually at a rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. Although the interest rate on the Floating Rate Notes will never be more than 6.00%, we are subject to market risk exposure related to changes in interest rates on these notes up to 6.00%. A significant increase in the 3-month LIBOR rate would increase the interest rate on the Floating Rate Notes and the amount of interest we pay on these notes, which may have a material adverse effect on our financial condition and liquidity.

Our credit agreement and future debt arrangements may prohibit us from participation in certain transactions that we may consider advantageous.

     Our credit facility contains restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions. These include covenants which may prohibit or limit our ability to:

•	incur additional indebtedness;

•	pay dividends or make other restricted payments;

•	repurchase our equity securities;

•	sell material assets;

•	grant or permit liens to exist on our assets;

•	enter into sale and lease-back transactions;

•	make certain investments;

•	enter into transactions with related persons; and

•	engage in lines of business unrelated to our core land drilling business.

     Our credit facility also contains financial ratio covenants that are triggered when certain conditions are met. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement can be affected by events and conditions beyond our control and we may be unable to meet those tests. We may in the future incur additional indebtedness that may contain additional covenants that are more restrictive than our current covenants.

     If circumstances arise in which we are in default under our various credit arrangements, our cash and other assets may be insufficient to repay our indebtedness.

Credit ratings affect our ability to obtain financing and the cost of such financing.

     Our credit ratings affect our ability to obtain financing and the cost of such financing. At November 16, 2004, our corporate credit and senior unsecured debt ratings were B1 by Moody’s Investors Service and BB– by Standard & Poor’s Ratings Group. On March 10, 2004, Standard and Poor’s affirmed our BB– ratings but changed its outlook to negative following a review of our proposed acquisition of New Patriot Drilling Corporation, which we have since completed. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, industry conditions and contingencies. Lower ratings on our senior unsecured debt could impair our ability to obtain additional financing and will increase the cost of the financing that we do obtain.

We could be adversely affected if shortages of equipment, supplies or personnel occur.

     While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies which we believe could reoccur. During periods of shortages, the cost and delivery times of equipment and supplies are substantially greater. In the past, in response to such shortages, we have entered into agreements with various suppliers and manufacturers that enabled us to reduce our exposure to price increases and supply shortages. Although we have formed many informal supply arrangements with equipment manufacturers and suppliers, we cannot assure you that we will be able to maintain existing arrangements. Shortages of drilling equipment or supplies could delay and adversely affect our ability to return to service our rigs held for future refurbishment and obtain contracts for our marketed rigs, which could have a material adverse effect on our financial condition and results of operations.

     Although we have not encountered material difficulty in hiring and retaining qualified rig crews, such shortages have occurred in the past in our industry. We may experience shortages of qualified personnel to operate our rigs, which could have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR COMMON STOCK

Investors in our common stock should not expect to receive dividend income, and will be dependent on the appreciation of our common stock to earn a return on their investment.

     The decision to pay a dividend on our common stock rests with our board of directors and will depend on our earnings, available cash, capital requirements and financial condition. We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our credit facility prohibit the payment of dividends without the prior written consent of the lenders. Investors will likely have to depend on sales of our common stock at appreciated prices, which we cannot assure, in order to achieve a positive return on their investment in our common stock.

Certain provisions of our organizational documents, securities and credit agreement have anti-takeover effects which may prevent our shareholders from receiving the maximum value for their shares.

     Our articles of incorporation, bylaws, securities and credit agreement contain certain provisions that may delay or prevent entirely a change of control transaction not supported by our board of directors, or any transaction which may have that general effect. These provisions include:

•	classification of our board of directors into three classes, with each class serving a staggered three year term;

•	giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting shareholders from doing so;

•	requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and

•	limiting the ability of our shareholders to call a special meeting and act by written consent.

     Additionally, the indentures under which our 3.75% Notes and Floating Rate Notes are issued require us to offer to repurchase the 3.75% Notes and Floating Rate Notes then outstanding at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase in the event that we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

     Furthermore, we have adopted a shareholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

Large amounts of our common stock may be resold into the market in the future which could cause the market price of our common stock to drop significantly, even if our business is doing well.

     As of November 16, 2004, 188.8 million shares of our common stock were issued and outstanding. In addition, as of November 16, 2004, we had issued options to purchase approximately 7.9 million shares of our common stock, of which options to acquire approximately 4.1 million shares of common stock were exercisable, 23.3 million shares of common stock were issuable upon conversion of the 3.75% Notes and 19.2 million shares of common stock were issuable upon conversion of the Floating Rate Notes. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, or if the perception exists that substantial sales may occur.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-8 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about our company and the shares offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

     We file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

     We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003, filed on August 11, 2004;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed August 9, 2004;

•	our quarterly report on Form 10-Q/A (Amendment No. 2) for the quarter ended March 31, 2004, filed on August 11, 2004;

•	our definitive proxy statement for our 2004 annual meeting of shareholders filed on March 26, 2004;

•	our current report on Form 8-K, filed on November 3, 2004;

•	our current report on Form 8-K, filed on April 22, 2004;

•	our current report on Form 8-K, filed on April 7, 2004;

•	our current report on Form 8-K, filed on April 1, 2004;

•	our current report on Form 8-K, filed on March 29, 2004;

•	our current report on Form 8-K, filed on March 9, 2004;

•	the description of our common stock contained in our current report on Form 8-K dated October 6, 1997; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A/A filed with the SEC on October 9, 1998.

     You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 435-6100
Attention: Investor Relations

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information in those documents that are deemed by the rules of the SEC to be furnished but not filed) after the date of this filing and before the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus, including the information we incorporate by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included, or incorporated by reference, in this prospectus are forward-looking statements, including statements regarding the following:

•	business strategy;

•	demand for our services;

•	rig activity and financial results;

•	reactivation and cost of reactivation of non-marketed rigs;

•	projected dayrates;

•	rigs expected to be engaged in turnkey and footage operations;

•	projected tax rates;

•	wage rates and retention of employees;

•	sufficiency of our capital resources and liquidity; and

•	depreciation and capital expenditures.

     Although we believe the forward-looking statements are reasonable, we cannot assure you that these statements will prove to be correct. We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future development and other factors we believe were appropriate when the statements were made. The risks and uncertainties described under “Risk Factors” may cause our actual results to vary materially from those in our forward-looking statements.

     Our forward-looking statements speak only as of the date specified in such statements or, if no date is stated, as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this prospectus to reflect any change in our expectations or with regard to any change in events, conditions or circumstances on which our forward-looking statements are based.

SELLING SHAREHOLDERS

About the Shares Offered

     This prospectus relates to our registration for resale of up to 11,687,305 shares of our common stock by the selling shareholders identified below. In some instances, the selling shareholder is the pledgee, donee or transferee of the shares or options to acquire the shares. The shares offered hereby were issued upon the exercise of options to acquire our shares granted pursuant to one of our employee benefit plans to persons who were our directors, officers, employees or consultants when they acquired their shares or options to acquire their shares. All of the shares offered hereby may be considered either restricted securities or control securities. Under federal securities laws restricted securities and control securities may not be resold unless the sale is made pursuant to an exemption from registration, such as Rule 144 under the Securities Act, or pursuant to an effective registration statement, like the one of which this prospectus is a part. We have registered the resale of the shares offered hereby to enable the selling shareholders listed below and their pledgees, donees and transferees to sell their shares in compliance with the securities registration requirements of federal securities law. They may, however, choose to resell their shares under applicable exemptions from registration, such as Rule 144, rather than in reliance on this prospectus.

Beneficial Ownership and Shares Offered

     The following table identifies each selling shareholder and the total number and percentage of shares of our common stock owned by each at November 16, 2004, as calculated in accordance with the rules of the SEC for determining beneficial ownership of securities. It also shows the total number of shares that each selling shareholder may choose to sell pursuant to this prospectus and the total number and percentage of shares that will be beneficially owned by each selling shareholder after the offering.

     The table assumes that all shares that may be sold by each selling shareholder will be sold. We do not know how long the selling shareholders will choose to continue to hold the shares covered by this prospectus, how many shares they may choose to sell, or the methods that they may choose to make any such sales. See “Plan of Distribution.”

     The selling shareholders and certain of their respective pledgees, donees, transferees and other successors in interest may offer all, none or a portion of the shares of common stock offered pursuant to this prospectus. The exact number of shares of common stock that each selling shareholder may retain upon completion of this offering cannot be determined at this time. Information regarding the selling shareholders, including the number of shares offered for sale, may change from time to time and any changed information will be set forth in a prospectus supplement, if required.

		Shares Beneficially Owned Before Offering (1)			Shares That May Be	Shares Beneficially Owned After the Offering
					Sold
Name of Beneficial Owner	Position	Number		Percent	Hereby	Number	Percent
Thomas P. Richards	Chief Executive Officer, President, Chairman of the Board, and Director	1,617,700	(2)	*	2,447,700	300,000	*
William R. Ziegler	Director and Vice Chairman of the Board	2,254,616	(3)	1.2	50,000	2,254,616	1.2

		Shares Beneficially Owned Before Offering (1)			Shares That May Be	Shares Beneficially Owned After the Offering
					Sold
Name of Beneficial Owner	Position	Number		Percent	Hereby	Number	Percent
Frank M. Brown	Director	111,333	(4)	*	50,000	111,333	*
William T. Donovan	Director	791,271	(5)	*	50,000	791,271	*
James K.B. Nelson	Director	3,560,333	(6)	1.9	50,000	3,560,333	1.9
Robert E. Rose	Director	128,333	(7)	*	50,000	128,333	*
Steven A. Webster	Director	2,430,616	(8)	1.3	50,000	2,430,616	1.3
David W. Wehlmann	Executive Vice President, Chief Financial Officer and Secretary	411,960	(9)	*	818,820	-0-	*
Edward S. Jacob III	Senior Vice President-Operations	64,445	(10)	*	344,110	125	*
Gary D. Lee	Senior Vice President-Human Resources	43,666	(11)	*	229,130	1,666	*
Kent D. Cauley	Vice President and Controller	17,720	(12)	*	42,820	-0-	*
Merrie S. Costley	Former Officer	82,380	(13)	*	154,070	-0-	*
Donald J. Guedry, Jr.	Vice President and Treasurer	181,186	(14)	*	241,810	3,166	*
All other persons who acquired shares or options to acquire shares of our common stock pursuant to one of our employee benefit plans (15)					2,396,005

*	Indicates less than 1%

(1)	Unless noted otherwise, all shares of common stock are beneficially owned by the selling shareholders. Beneficial ownership is calculated in accordance with SEC Rule 13d-3. Under that rule, shares underlying stock options are deemed to be beneficially owned only if the stock options are exercisable within 60 days. Therefore, the number of shares reflected in the “Shares Beneficially Owned” column excludes shares underlying options that are only exercisable after 60 days, while the “Shares That May Be Sold Hereby” column may include shares underlying options that are exercisable either before or after 60 days. Accordingly, the number of “Shares That May Be Sold Hereby” shown for a shareholder may be greater than the number of shares shown for the same shareholder as “Shares Beneficially Owned.”

(2)	Includes 2,447,700 shares of common stock which Mr. Richards may acquire upon exercise of options, of which 1,317,700 are exercisable within 60 days of November 16, 2004, and 300,000 shares of common stock owned by Richards Brothers Interests, L.P. Mr. Richards is the president of the general partner of Richards Brothers Interests but disclaims beneficial ownership of shares owned by Richards Brothers Interests, a limited partnership whose limited partners are the sons of Mr. Richards.

(3)	Includes 2,071,283 shares of common stock owned by Mr. Ziegler, 250,000 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Ziegler may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of November 16, 2004.

(4)	Includes 3,000 shares of common stock owned by Mr. Brown and 175,000 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Brown may acquire upon exercise of options, of which 108,333 are exercisable within 60 days of November 16, 2004.

(5)	Includes 317,278 shares of common stock held by Mr. Donovan, 268,660 shares of common stock owned by Cambridge Associates, L.P., 22,000 shares of common stock beneficially owned by family members living in the same household and 250,000 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Donovan may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of November 16, 2004. Mr. Donovan has voting and investment control over shares owned by Cambridge Associates, L.P. but disclaims beneficial ownership of 214,056 shares of common stock owned by Cambridge Associates, L.P. and 22,000 shares owned by family members.

(6)	Includes 601,500 shares of common stock owned by Mr. Nelson, 125,500 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Nelson may acquire upon exercise of options, of which 58,833 are exercisable within 60 days of November 16, 2004, and 2,900,000 shares of common stock owned by Felicity Ventures Ltd. Mr. Nelson indirectly controls Felicity Ventures Ltd.

(7)	Includes 20,000 shares of common stock owned by Mr. Rose and 175,000 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Rose may acquire upon exercise of options, of which 108,333 are exercisable within 60 days of November 16, 2004.

(8)	Includes 2,247,283 shares of common stock owned by Mr. Webster, 250,000 shares of common stock (50,000 shares under our 2003 Incentive Plan) which Mr. Webster may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of November 16, 2004.

(9)	Includes 818,820 shares of common stock which Mr. Wehlmann may acquire upon exercise of options, of which 411,960 are exercisable within 60 days of November 16, 2004.

(10)	Includes 344,110 shares of common stock which Mr. Jacob may acquire upon exercise of options, of which 64,320 are exercisable within 60 days of November 16, 2004 and 125 shares of common stock held in the 401(k) Plan.

(11)	Includes 229,130 shares of common stock which Mr. Lee may acquire upon exercise of options, of which 42,000 are exercisable within 60 days of November 16, 2004 and 1,666 shares of common stock held in the 401(k) Plan.

(12)	Includes 42,820 shares of common stock which Mr. Cauley may acquire upon exercise of options, of which 17,720 are exercisable within 60 days of November 16, 2004.

(13)	Includes 154,070 shares of common stock which Ms. Costley may acquire upon exercise of options, of which 82,380 are exercisable within 60 days of November 16, 2004.

(14)	Includes 1,000 shares of common stock owned by Mr. Guedry, 241,810 shares of common stock which Mr. Guedry may acquire upon exercise of options, of which 178,020 are exercisable within 60 days of November 16, 2004, and 2,166 shares of common stock held in the 401(k) Plan.

(15)	Information concerning other selling shareholders will be set forth in amendments to this registration statement or prospectus supplements from time to time, if and when necessary.

PLAN OF DISTRIBUTION

     The selling shareholders may sell shares of our common stock from time to time in transactions:

•	on the exchanges or quotation systems on which our common stock may then be listed or quoted;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	any combination of the foregoing.

     Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. As used in this prospectus, “selling shareholders” includes pledgees, donees, transferees and other successors in interest to the selling shareholders that receive shares as a gift or other non-sale related transfer. The selling shareholders may sell shares of our common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both. The compensation received by any broker-dealer may be in excess of customary commissions.

     Other methods by which the shares of our common stock may be sold include, without limitation:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	“at the market” to or through market makers or into an existing market for our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions;

•	block trades in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through transactions in options or swaps or other derivatives, whether exchange-listed or otherwise;

•	through short sales;

•	any combination of any such methods of sale; or

•	any other method pursuant to applicable law.

     The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to those broker-dealers of the common stock offered by this prospectus, which common stock such broker-dealers may resell under this prospectus.

     In addition, each of the selling shareholders may adopt a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to sell shares covered by this prospectus. Sales not covered by this prospectus may also be made by the selling shareholders pursuant to Rule 144 or another applicable exemption under the Securities Act.

     To the extent required, this prospectus also may be amended or supplemented from time to time to describe a specific plan of distribution or any material arrangement that a selling shareholder has entered into for the sale of shares, including the details of any underwritten distribution.

     In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers, underwriters or agents who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer, underwriter or agent may be deemed to be underwriting discounts and commissions. We know of no existing arrangements between any selling shareholder and any other selling shareholder, underwriter, broker-dealer or other agent relating to the sale or distribution of the shares. No underwriter, broker-dealer or agent has been engaged by us in connection with the distribution of the shares.

     To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling shareholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of shares by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to our common stock for a period of up to five business days before the distribution.

LEGAL MATTERS

     The legality of the securities will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed for the underwriters by counsel identified in the related prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consolidated financial statements and schedule of Grey Wolf, Inc. as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein.

     We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date below.

Grey Wolf, Inc.

11,687,305

Shares

of

Common Stock

PROSPECTUS

November 19, 2004

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by Grey Wolf, Inc., a Texas corporation, with the Securities and Exchange Commission (“Commission”) are incorporated into this registration statement by reference:

•	our annual report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003, filed on August 11, 2004;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed August 9, 2004;

•	our quarterly report on Form 10-Q/A (Amendment No. 2) for the quarter ended March 31, 2004, filed on August 11, 2004;

•	our definitive proxy statement for our 2004 annual meeting of shareholders filed on March 26, 2004;

•	our current report on Form 8-K, filed on November 3, 2004;

•	our current report on Form 8-K, filed on April 22, 2004;

•	our current report on Form 8-K, filed on April 7, 2004;

•	our current report on Form 8-K, filed on April 1, 2004;

•	our current report on Form 8-K, filed on March 29, 2004;

•	our current report on Form 8-K, filed on March 9, 2004;

•	the description of our common stock contained in our current report on Form 8-K, dated October 6, 1997; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A/A, filed with the Commission on October 9, 1998.

     All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information in those documents that are deemed by the rules of the Commission to be furnished not filed), subsequent to the filing date of this registration statement and prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing such documents. We will provide without charge to each participant in the 2003 Incentive Plan, the Form of Incentive Stock Option Agreement and the Form of Non-Qualified Stock Option Agreement, upon written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference) of any or all of the documents incorporated by reference pursuant to this Item 3.

ITEM 4. DESCRIPTION OF SECURITIES

     Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

     Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director’s capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for:

•	breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith that constitute a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

•	any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided by an applicable statute.

     Article 10 of our amended and restated Articles of Incorporation states that no director shall be liable to us or our shareholders for monetary damages for an act or omission in the director’s capacity as a director, provided, however, that such Article shall not eliminate or limit the liability of a director to the extent the director is found liable for the actions, omissions or conduct listed above.

     In addition, Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, because the person is or was a director.

     The TBCA provides that unless a court of competent jurisdiction determines otherwise, indemnification is permitted only if it is determined that the person:

•	conducted himself in good faith;

•	reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation’s best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     A person may be indemnified under Article 2.02-1 of the TBCA against

•	judgments;

•	penalties (including excise and similar taxes);

•	fines;

•	settlements; and

•	reasonable expenses actually incurred by the person (including court costs and attorneys’ fees).

     However, if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

     Under Article 2.02-1 of the TBCA a corporation may:

•	indemnify and advance expenses to officers, employees, agents or other persons who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors;

•	indemnify and advance expenses to directors and such other persons set forth above to such further extent, consistent with law, as may be provided in the corporation’s articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law;

•	purchase and maintain insurance or another arrangement on behalf of directors and such other persons set forth above against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person.

     Our Bylaws substantively provide that directors and officers of the company will be indemnified to the fullest extent permitted by the TBCA.

     The company maintains directors’ and officers’ insurance. The company has entered into agreements to indemnify its executive officers regarding liabilities that may result from such officer’s service as an officer or director of the company.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

     Restricted securities being registered for resale hereunder were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 to sophisticated, well-informed persons who were or became our executive officers or directors.

ITEM 8. EXHIBITS

Exhibit Number		Description
4.1	—	2003 Incentive Plan (incorporated herein by reference to Appendix A of the Grey Wolf, Inc. 2003 Annual Meeting of Shareholders definitive proxy materials, filed March 28, 2003).

Exhibit Number		Description
*4.2	—	Form of Non-Qualified Stock Option Agreement for Employees
*4.3	—	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors
* 4.4	—	Non-Qualified Stock Option Agreement for Thomas P. Richards
4.5	—	Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock Transfer and Trust Company as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 22, 1998).
*5.1	—	Opinion of Porter & Hedges, L.L.P.
*23.1	—	Consent of Independent Registered Public Accounting Firm, KPMG LLP.
23.2	—	Consent of Porter & Hedges, L.L.P. (contained in Exhibit 5.1).
24.1	—	Powers of Attorney (included on signature pages).

*	Filed herewith.

ITEM 9. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

     (ii) Reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

     (iii) Include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 19th day of November, 2004.

GREY WOLF, INC.

By:
/s/ David W. Wehlmann David W. Wehlmann Executive Vice President, Chief Financial Officer and Secretary

POWER OF ATTORNEY

     Know all men by these presents, that each person whose signature appears below, constitutes and appoints Thomas P. Richards, David W. Wehlmann and Kent D. Cauley and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to do any and all acts and things and execute, in the name of the undersigned, any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable in order to enable Grey Wolf, Inc. to comply with the Securities Act of 1933, as amended (the “Securities Act”) and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing with the Securities and Exchange Commission of the Registration Statement on Form S-8 under the Securities Act, including specifically but without limitation, power and authority to sign the name of the undersigned to such Registration Statement, and any amendments to such Registration Statement (including post-effective amendments and additional registration statements filed pursuant to Rule 462 of the Securities Act), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, Registration Statements, notices or other documents necessary or advisable to comply with applicable state securities laws, and to file the same, together with other documents in connection therewith with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons at Grey Wolf, Inc. in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas P. Richards Thomas P. Richards	President, Chief Executive Officer and Chairman of the Board	November 19, 2004
/s/ David W. Wehlmann David W. Wehlmann	Executive Vice President, Chief Financial Officer and Secretary	November 19, 2004

Signature	Title	Date
/s/ Kent D. Cauley Kent D. Cauley	Vice President and Controller	November 19, 2004
/s/ Frank M. Brown Frank M. Brown	Director	November 19, 2004
/s/ William T. Donovan William T. Donovan	Director	November 19, 2004
/s/ James K. B. Nelson James K. B. Nelson	Director	November 19, 2004
/s/ Robert E. Rose Robert E. Rose	Director	November 19, 2004
/s/ Steven A. Webster Steven A. Webster	Director	November 19, 2004
/s/ William R. Ziegler William R. Ziegler	Vice Chairman of the Board	November 19, 2004

INDEX TO EXHIBITS

Exhibit Number		Description
4.1	—	2003 Incentive Plan (incorporated herein by reference to Appendix A of the Grey Wolf, Inc. 2003 Annual Meeting of Shareholders definitive proxy materials, filed March 28, 2003).
*4.2	—	Form of Non-Qualified Stock Option Agreement for Employees
*4.3	—	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors
* 4.4	—	Non-Qualified Stock Option Agreement for Thomas P. Richards
4.5	—	Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock Transfer and Trust Company as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 22, 1998).
*5.1	—	Opinion of Porter & Hedges, L.L.P.
*23.1	—	Consent of Independent Registered Public Accounting Firm, KPMG LLP.
23.2	—	Consent of Porter & Hedges, L.L.P. (contained in Exhibit 5.1).
24.1	—	Powers of Attorney (included on signature pages).

*	Filed herewith.